UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Name of Issuer:  Triarc Companies, Inc.
Title of Class of Securities: Class A Common Stock,Par Value $.10

CUSIP Number:  895927101

          (Name, Address and Telephone Number of Person
        Authorized To Receive Notices and Communications)

                         William Ehrman
  300 Park Avenue, 21st Fl., New York, NY 10022 (212) 755-9000

     (Date of Event which Requires Filing of this Statement)

                          May 28, 1998

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.     895927101

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

              EGS Associates, L.P.


2.  Check the appropriate box if a member of a group

    a.
    b.X


3.  SEC Use Only


4.  SOURCE OF FUNDS

              WC


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) of 2(e)


6.  Citizenship or Place of Organization

              Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


7.  Sole Voting Power

              0

8.  Shared Voting Power

              463,501

9.  Sole Dispositive Power

              0

10. Shared Dispositive Power

              463,501

11. Aggregate Amount Beneficially Owned by Each Reporting Person

              463,501


12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*


13. Percent of Class Represented by Amount in Row (11)

              1.88%


14. Type of Reporting Person*

              PN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     895927101

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

              EGS Partners, L.L.C.


2.  Check the appropriate box if a member of a group

    a.
    b.X


3.  SEC Use Only


4.  SOURCE OF FUNDS

              AF


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) of 2(e)


6.  Citizenship or Place of Organization

              Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


7.  Sole Voting Power

              0

8.  Shared Voting Power

              1,011,293

9.  Sole Dispositive Power

              0

10. Shared Dispositive Power

              1,017,583

11. Aggregate Amount Beneficially Owned by Each Reporting Person

              1,017,583


12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*


13. Percent of Class Represented by Amount in Row (11)

              4.12%


14. Type of Reporting Person*

              IA

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     895927101

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

              Bev Partners, L.P.


2.  Check the appropriate box if a member of a group

    a.
    b.X


3.  SEC Use Only


4.  SOURCE OF FUNDS

              WC


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) of 2(e)


6.  Citizenship or Place of Organization

              Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


7.  Sole Voting Power

              0

8.  Shared Voting Power

              166,641

9.  Sole Dispositive Power

              0

10. Shared Dispositive Power

              166,641

11. Aggregate Amount Beneficially Owned by Each Reporting Person

              166,641


12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*


13. Percent of Class Represented by Amount in Row (11)

              .67%


14. Type of Reporting Person*

              PN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     895927101

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

              Jonas Partners, L.P.


2.  Check the appropriate box if a member of a group

    a.
    b.X


3.  SEC Use Only


4.  SOURCE OF FUNDS

              WC


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) of 2(e)


6.  Citizenship or Place of Organization

              Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


7.  Sole Voting Power

              0

8.  Shared Voting Power

              20,920

9.  Sole Dispositive Power

              0

10. Shared Dispositive Power

              20,920

11. Aggregate Amount Beneficially Owned by Each Reporting Person

              20,920


12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*


13. Percent of Class Represented by Amount in Row (11)

              .08%


14. Type of Reporting Person*

              PN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     895927101

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

              FK Investments, L.P.


2.  Check the appropriate box if a member of a group

    a.
    b.X


3.  SEC Use Only


4.  SOURCE OF FUNDS

              WC


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) of 2(e)


6.  Citizenship or Place of Organization

              Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


7.  Sole Voting Power

              0

8.  Shared Voting Power

              5,000

9.  Sole Dispositive Power

              0

10. Shared Dispositive Power

              5,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person

              5,000


12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*


13. Percent of Class Represented by Amount in Row (11)

              .02%


14. Type of Reporting Person*

              PN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     895927101

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

              William Ehrman


2.  Check the appropriate box if a member of a group

    a.
    b.X


3.  SEC Use Only


4.  SOURCE OF FUNDS

              AF           PF


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) of 2(e)


6.  Citizenship or Place of Organization

              United States


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


7.  Sole Voting Power

              56,650

8.  Shared Voting Power

              1,667,355

9.  Sole Dispositive Power

              56,650

10. Shared Dispositive Power

              1,729,572

11. Aggregate Amount Beneficially Owned by Each Reporting Person

              1,786,222


12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*


13. Percent of Class Represented by Amount in Row (11)

              7.24%


14. Type of Reporting Person*

              IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     895927101

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

              Frederic Greenberg


2.  Check the appropriate box if a member of a group

    a.
    b.X


3.  SEC Use Only


4.  SOURCE OF FUNDS

              AF           PF


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) of 2(e)


6.  Citizenship or Place of Organization

              United States


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


7.  Sole Voting Power

              6,000

8.  Shared Voting Power

              1,667,355

9.  Sole Dispositive Power

              6,000

10. Shared Dispositive Power

              1,673,645

11. Aggregate Amount Beneficially Owned by Each Reporting Person

              1,682,645


12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*


13. Percent of Class Represented by Amount in Row (11)

              6.82%


14. Type of Reporting Person*

              IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     895927101

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

              Frederick Ketcher


2.  Check the appropriate box if a member of a group

    a.
    b.X


3.  SEC Use Only


4.  SOURCE OF FUNDS

              AF           PF


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) of 2(e)


6.  Citizenship or Place of Organization

              United States


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


7.  Sole Voting Power

              8,400

8.  Shared Voting Power

              1,667,355

9.  Sole Dispositive Power

              8,400

10. Shared Dispositive Power

              1,673,645

11. Aggregate Amount Beneficially Owned by Each Reporting Person

              1,682,045


12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*


13. Percent of Class Represented by Amount in Row (11)

              6.82%


14. Type of Reporting Person*

              IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     895927101

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

              Jonas Gerstl


2.  Check the appropriate box if a member of a group

    a.
    b.X


3.  SEC Use Only


4.  SOURCE OF FUNDS

              AF           PF


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) of 2(e)


6.  Citizenship or Place of Organization

              United States


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


7.  Sole Voting Power

              0

8.  Shared Voting Power

              1,668,855

9.  Sole Dispositive Power

              0

10. Shared Dispositive Power

              1,679,645

11. Aggregate Amount Beneficially Owned by Each Reporting Person

              1,679,645


12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*


13. Percent of Class Represented by Amount in Row (11)

              6.81%


14. Type of Reporting Person*

              IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     895927101

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

              James McLaren


2.  Check the appropriate box if a member of a group

    a.
    b.X


3.  SEC Use Only


4.  SOURCE OF FUNDS

              AF


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) of 2(e)


6.  Citizenship or Place of Organization

              United States


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


7.  Sole Voting Power

              0

8.  Shared Voting Power

              1,667,355

9.  Sole Dispositive Power

              0

10. Shared Dispositive Power

              1,673,645

11. Aggregate Amount Beneficially Owned by Each Reporting Person

              1,673,645


12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*


13. Percent of Class Represented by Amount in Row (11)

              6.78%


14. Type of Reporting Person*

              IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     895927101

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

              William D. Lautman


2.  Check the appropriate box if a member of a group

    a.
    b.X


3.  SEC Use Only


4.  SOURCE OF FUNDS

              AF


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) of 2(e)


6.  Citizenship or Place of Organization

              United States


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


7.  Sole Voting Power

              0

8.  Shared Voting Power

              1,667,355

9.  Sole Dispositive Power

              0

10. Shared Dispositive Power

              1,673,645

11. Aggregate Amount Beneficially Owned by Each Reporting Person

              1,673,645


12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*


13. Percent of Class Represented by Amount in Row (11)

              6.78%


14. Type of Reporting Person*

              IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 1 to Schedule 13D is filed on behalf of the Reporting Persons to report a material change in beneficial ownership.

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the Class A common stock, $.10 par value (the "Common Stock"), issued by Triarc Companies, Inc., a Delaware corporation (the "Company"), whose principal executive offices are 280 Park Avenue, New York, NY 10017.

ITEM 2.  IDENTITY AND BACKGROUND

    (a) This statement is filed by (i) EGS Associates, L.P., a Delaware limited partnership ("EGS Associates"), with respect to shares of Common Stock beneficially owned by it, (ii) EGS Partners, L.L.C., a Delaware limited liability company ("EGS Partners"), with respect to shares of Common Stock beneficially owned by EGS Overseas Fund Limited, a British Virgin Islands corporation ("EGS Overseas"), as well as shares of Common Stock held in other discretionary accounts managed by EGS Partners, (iii) Bev Partners, L.P., a Delaware limited partnership ("Bev Partners"), with respect to shares of Common Stock beneficially owned by it, (iv) Jonas Partners, L.P., a Delaware limited partnership ("Jonas Partners"), with respect to shares of Common Stock beneficially owned by it, (v) FK Investments, L.P., a Delaware limited partnership ("FK Investments"), with respect to shares of Common Stock beneficially owned by it, (vi) William Ehrman, with respect to shares of Common Stock beneficially owned by him, EGS Associates, EGS Partners, Bev Partners, Jonas Partners and FK Investments; (vii) Frederic Greenberg, with respect to shares of Common Stock beneficially owned by him, EGS Associates, EGS Partners, Bev Partners, Jonas Partners and FK Investments; (viii) Frederick Ketcher, with respect to shares of Common Stock beneficially owned by him, EGS Associates, EGS Partners, Bev Partners Jonas Partners and FK Investments; (ix) Jonas Gerstl, with respect to shares of Common Stock beneficially owned by him, members of his immediate family, EGS Associates, EGS Partners, Bev Partners, and Jonas Partners and FK Investments; (x) James McLaren, with respect to shares of Common Stock beneficially owned by EGS Associates, EGS Partners, Bev Partners, Jonas Partners and FK Investments; and (xi) William D. Lautman, with respect to shares of Common Stock beneficially owned by EGS Associates, EGS Partners, Bev Partners, Jonas Partners and FK Investments. The foregoing persons hereinafter sometimes are referred to collectively as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

         The general partners of EGS Associates, EGS Partners, Bev Partners, Jonas Partners and FK Investments are William Ehrman, Frederic Greenberg, Frederick Ketcher, Jonas Gerstl, James McLaren and William D. Lautman (collectively, the "General Partners").

    (b) The address of the principal business and principal office of (i) EGS Associates, EGS Partners, Bev Partners, Jonas Partners and FK Investments and each of the General Partners is 350 Park Avenue, 11th Floor, New York, New York 10022 and (ii) EGS Overseas is CITCO Building, Wickhams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands.

    (c) The principal business of each of EGS Associates, EGS Overseas, Bev Partners, Jonas Partners and FK Investments is that of a private investment firm, engaging in the purchase and sale of securities for investment for its own account. The principal business of EGS Partners is that of a private investment firm and a registered investment adviser under the Investment Advisers Act of 1940, as amended, engaging in the purchase and sale of securities for investment on behalf of discretionary accounts and EGS Overseas. The present principal occupations of the General Partners are as general partners/members of EGS Associates, EGS Partners, Bev Partners, Jonas Partners and FK Investments.

    (d) None of the persons referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e) None of the persons referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

    (f) Each of the individuals referred to in paragraph (a) above is a United States citizen. EGS Associates, Bev Partners, Jonas Partners and FK Investments are Delaware limited partnerships. EGS Partners is a Delaware limited liability company. EGS Overseas is a British Virgin Islands corporation.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by EGS Associates, EGS Partners (exclusive of shares beneficially owned by EGS Overseas), EGS Overseas, Bev Partners, and Jonas Partners and FK Investments is approximately $6,844,705, $16,474,444, $36,761, $2,202,572, $256,296 and $125,350,
    respectively.

         The net investment cost (excluding commissions, if any) of the shares of Common Stock owned directly by Mr. Ehrman, members of his immediate family and his sister-in-law is approximately $1,271,976.

         The net investment cost (excluding commissions, if any) of the shares of Common Stock owned directly by Mr. Greenberg and a member of his immediate family is approximately
    $104,125.

         The net investment cost (excluding commissions, if any) of the shares of Common Stock owned directly by Mr. Ketcher is approximately $74,572.

         The net investment cost (excluding commissions, if any) of the shares of Common Stock owned directly by Mr. Gerstl and members of his immediate family is approximately $72,752.

         Mr. McLaren currently owns no shares of Common Stock.

         Mr. Lautman currently owns no shares of Common Stock.

         The shares of Common Stock purchased by each of EGS Associates, EGS Overseas, Bev Partners, Jonas Partners and FK Investments were purchased with the investment capital of the respective entities and with investment capital of each discretionary account under management of EGS Partners. The shares of Common Stock purchased by Messrs. Ehrman, Greenberg, Gerstl and Ketcher were purchased with personal funds.

         The shares of Common Stock beneficially owned by EGS Associates, EGS Partners (excluding EGS Overseas), EGS Overseas, Bev Partners, Jonas Partners and FK Investments are held in their respective commingled margin accounts, or in the case of EGS Partners, in margin and non-margin accounts held by each discretionary account under its management.
    Such margin accounts are maintained at NationsBanc Montgomery Securities, and may from time to time have debit balances.

    Since other securities are held in such margin accounts, it is not possible to determined the amounts, if any, of margin used with respect to the shares of Common Stock purchased. Non-margin accounts are maintained at Bankers Trust Company. The shares owned by Mr. Ehrman are held in accounts maintained at NationsBanc Montgomery Securities, or are beneficially owned by members of his immediate family. The shares owned by Mr. Greenberg are held in accounts maintained at Goldman, Sachs & Co. or are beneficially owned by a member of his immediate family. The shares owned by Mr. Ketcher are held in his various accounts maintained at NationsBanc Montgomery Securities or are beneficially owned by a member of his immediate family and his mother-in-law. The shares owned by Mr. Gerstl are held in joint accounts maintained at Alex, Brown Inc. or are beneficially owned by members of his immediate family. Currently, the interest rate charged on such various margin accounts is approximately 7.75% per annum.

ITEM 4. PURPOSE OF THE TRANSACTION

         No change.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

    (a) The approximate aggregate percentage of shares of Common Stock reported beneficially owned by each person herein is based on 24,663,251 shares outstanding, which is the total number of shares of Common Stock outstanding as of April 30, 1998, as reflected in the Company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission for the fiscal quarter ended March 31, 1998 (which is the most recent
    Form 10-Q on file).

    As of the close of business on June 8, 1998:

             (i)   EGS Associates beneficially owns 463,501
    shares of Common Stock, constituting approximately 1.88% of the shares of Common Stock outstanding;

            (ii) EGS Partners owns directly no shares of Common Stock. By reason of the provisions of Rule 13D-3 of the Securities Exchange Act of 1934, as amended (the "Act"), EGS Partners may be deemed to own beneficially 1,016,083 shares (constituting approximately 4.12% of the shares of Common Stock outstanding), purchased for discretionary accounts managed by it, other than EGS Overseas, and 1,500 shares of Common Stock purchased for EGS Overseas (less than 1% of the shares of Common Stock outstanding), which, when aggregated, total 1,017,583 shares of Common Stock, constituting approximately 4.12% of the shares of Common Stock outstanding;

           (iii)   Bev Partners beneficially owns 166,641
    shares of Common Stock, constituting less than 1% of the shares of Common Stock outstanding;

            (iv)   Jonas Partners beneficially owns 20,920
    shares of Common Stock, constituting less than 1% of the shares of Common Stock outstanding;

             (v)   FK Investments beneficially owns 5,000
    shares of common stock, constituting less than 1% of the shares of Common Stock outstanding;

            (vi) Mr. Ehrman owns directly 56,650 shares of Common Stock and owns beneficially 55,927 shares of Common Stock through ownership by members of his immediate family and his sister-in-law, constituting less than 1% of the shares of Common Stock outstanding;

           (vii) Mr. Greenberg owns directly 6,000 shares of Common Stock and beneficially owns 3,000 shares of Common Stock through ownership by a member of his immediate family, constituting less than 1% of the shares of Common Stock outstanding;

          (viii)   Mr. Gerstl owns directly 1,500 with his
    wife shares of Common Stock and beneficially owns 4,500 shares of Common Stock through ownership by members of his immediate family, constituting less than 1% of the shares of Common Stock outstanding;

            (ix) Mr. Ketcher owns directly 8,400 shares of Common Stock, constituting less than 1% of the shares of Common Stock outstanding;

             (x)   Mr. McLaren directly owns no shares of
    Common Stock.

            (xi)   Mr. Lautman owns directly no shares of
    Common Stock.

         By reason of the provisions of Rule 13D-3 of the Act, each of the General Partners may be deemed to own the 463,501 shares beneficially owned by EGS Associates, the 1,017,583 shares beneficially owned by EGS Partners, the 166,641 shares beneficially owned by Bev Partners, the 20,920 shares beneficially owned by Jonas Partners and the 5,000 shares beneficially owned by FK Investments. When the shares beneficially owned by EGS

    Associates, EGS Partners, Bev Partners, Jonas Partners and FK Investments are aggregated, they total 1,673,645 shares of Common Stock, constituting approximately 6.78% of the shares of Common Stock outstanding.

             (x)   In the aggregate, the Reporting Persons
    beneficially own a total of 1,809,622 shares of Common
    Stock, constituting approximately 7.34% of the shares outstanding.

     (b) (i) Each of EGS Associates, EGS Partners (with respect to shares of EGS Overseas and some of its other discretionary accounts), Bev Partners, Jonas Partners and FK Investments has the power to vote and to dispose of the shares of Common Stock beneficially owned by it, which power may be exercised by the General Partners. EGS Partners does not have the power to vote 6,290 of the shares of Common Stock it is deemed to beneficially own. Each of EGS Overseas and the discretionary accounts is a party to an investment management agreement with EGS Partners pursuant to which EGS Partners has investment authority with respect to securities held in such account.

         (ii) Mr. Ehrman has the sole power to vote and dispose of the shares owned directly by him.
     Mr. Ehrman has shared power to dispose of shares owned by members of his immediate family and his sister-in-law. Mr. Greenberg has the sole power to vote and dispose of the shares directly owned by him.
     Mr. Greenberg has shared power to dispose of the shares owned by his wife. Mr. Gerstl has shared power to vote of the shares owned jointly by he and his wife.
     Mr. Gerstl has shared power to dispose of the shares beneficially owned by him.

     (c) The trading dates, number of shares of Common Stock purchased or sold and price per shares for all transactions in the Common Stock from the 60th day prior to May 28, 1998 until June 8, 1998 by EGS Associates, EGS Partners (excluding EGS Overseas), FK Investments and Bev Partners, are set forth in Schedules A, B, C, and D, respectively, and were all effected on the New York Stock Exchange. During such period, Messrs. Ehrman, Greenberg, Ketcher, Gerstl, McLaren and Lautman, did not enter into any transactions in the Common Stock.

     (d) No person other than each respective record owner of shares of Common Stock referred to herein is known to have he right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such shares of Common Stock.

ITEM 6.  CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         No change.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     1. There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13D-(f)(1) of the Act.

     2.  Schedules A through D:  Transactions in Common
     Stock.

                         Exhibit 1

                JOINT ACQUISITION STATEMENT
                 PURSUANT TO RULE 13D-1(f)


The undersigned acknowledge and agree that the foregoing statement on Schedule 13D, as amended, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, as amended, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


Dated:  June 8, 1998           /s/ William Ehrman
                            William Ehrman, individually and
                            as general partner of each of
                            EGS ASSOCIATES, L.P., BEV
                            PARTNERS, L.P., JONAS PARTNERS,
                            L.P., FK INVESTMENTS, L.P. and
                            as member EGS PARTNERS, L.L.C.



                              /s/ Frederic Greenberg
                            Frederic Greenberg, individually
                            and as general partner of each
                            of EGS ASSOCIATES, L.P., BEV
                            PARTNERS, L.P., JONAS PARTNERS,
                            L.P., FK INVESTMENTS, L.P. and
                            as member EGS PARTNERS, L.L.C.



                              /s/ Frederick Ketcher
                            Frederick Ketcher, individually
                            and as general partner of each
                            of EGS ASSOCIATES, L.P., BEV
                            PARTNERS, L.P., JONAS PARTNERS,
                            L.P., FK INVESTMENTS, L.P. and
                            as member EGS PARTNERS, L.L.C.

                               /s/ Jonas Gerstl
                            Jonas Gerstl, individually and
                            as general partner of each of
                            EGS ASSOCIATES, L.P., BEV
                            PARTNERS, L.P., JONAS PARTNERS,
                            L.P., FK INVESTMENTS, L.P. and
                            as member EGS PARTNERS, L.L.C.



                               /s/ James McLaren
                            James McLaren, individually and
                            as general partner of each of
                            EGS ASSOCIATES, L.P., BEV
                            PARTNERS, L.P., JONAS PARTNERS,
                            L.P., FK INVESTMENTS, L.P. and
                            as member EGS PARTNERS, L.L.C.



                               /s/ William D. Lautman
                            William D. Lautman, individually
                            and as general partner of each
                            of EGS ASSOCIATES, L.P., BEV
                            PARTNERS, L.P., JONAS PARTNERS,
                            L.P., FK INVESTMENTS, L.P. and
                            as member EGS PARTNERS, L.L.C.

                        SIGNATURES


         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  June 8, 1998           /s/ William Ehrman
                            William Ehrman, individually and
                            as general partner of each of
                            EGS ASSOCIATES, L.P., BEV
                            PARTNERS, L.P., JONAS PARTNERS,
                            L.P., FK INVESTMENTS, L.P. and
                            as member EGS PARTNERS, L.L.C.



                              /s/ Frederic Greenberg
                            Frederic Greenberg, individually
                            and as general partner of each
                            of EGS ASSOCIATES, L.P., BEV
                            PARTNERS, L.P., JONAS PARTNERS,
                            L.P., FK INVESTMENTS, L.P. and
                            as member EGS PARTNERS, L.L.C.



                              /s/ Frederick Ketcher
                            Frederick Ketcher, individually
                            and as general partner of each
                            of EGS ASSOCIATES, L.P., BEV
                            PARTNERS, L.P., JONAS PARTNERS,
                            L.P., FK INVESTMENTS, L.P. and
                            as member EGS PARTNERS, L.L.C.



                               /s/ Jonas Gerstl
                            Jonas Gerstl, individually and
                            as general partner of each of
                            EGS ASSOCIATES, L.P., BEV
                            PARTNERS, L.P., JONAS PARTNERS,
                            L.P., FK INVESTMENTS, L.P. and
                            as member EGS PARTNERS, L.L.C.

                               /s/ James McLaren
                            James McLaren, individually and
                            as general partner of each of
                            EGS ASSOCIATES, L.P., BEV
                            PARTNERS, L.P., JONAS PARTNERS,
                            L.P., FK INVESTMENTS, L.P. and
                            as member EGS PARTNERS, L.L.C.



                               /s/ William D. Lautman
                            William D. Lautman, individually
                            and as general partner of each
                            of EGS ASSOCIATES, L.P., BEV
                            PARTNERS, L.P., JONAS PARTNERS,
                            L.P., FK INVESTMENTS, L.P. and
                            as member EGS PARTNERS, L.L.C.

































                               34
00126001.AH3

                           Schedule A

                      EGS Associates, L.P.

                Transactions in the Common Stock


                                                Price Per Share
  Date of                 Number of               (including
Transaction        Shares Purchased (Sold)   Commissions, if any)


   3/30/98                  4,000                    $26.289
   4/1/98                   4,000                     26.258
   4/2/98                   5,000                     26.158
   4/6/98                   6,000                     25.840
   4/14/98                  3,000                     26.428
   4/17/98                  3,000                     25.570
   4/20/98                  3,000                     25.445
   4/27/98                  7,440                     23.770
   5/14/98                  3,584                     26.570
   5/19/98                  2,500                     26.383
   5/20/98                  2,500                     26.070
   5/21/98                  2,567                     25.570
   5/22/98                  2,000                     25.445
   5/26/98                  2,560                     25.070
   5/28/98                  5,000                     24.320
   6/2/98                   3,500                     23.901
   6/3/98                   1,500                     23.778
   6/4/98                   2,000                     23.914
   6/5/98                   1,000                     24.195






















00126001.AH3

                           Schedule B

                       EGS Partners, L.P.
               (excluding EGS Overseas Fund, Ltd.)

                Transactions in the Common Stock


                                                Price Per Share
  Date of                 Number of               (including
Transaction        Shares Purchased (Sold)   Commissions, if any)

   4/7/98                   5,000                    $25.008
   4/16/98                  1,000                     25.633
   4/22/98                  5,000                     25.195
   4/23/98                  5,000                     25.033
   4/27/98                   90                       23.770
   5/14/98                  9,212                     26.570
   5/21/98                  6,581                     25.570
   5/26/98                  6,580                     25.070
   5/28/98                 10,000                     24.320
































00126001.AH3

                           Schedule C

                      FK Investments, L.P.

                Transactions in the Common Stock


                                                Price Per Share
  Date of                 Number of               (including
Transaction        Shares Purchased (Sold)   Commissions, if any)

   4/23/98                  5,000                    $25.070









































00126001.AH3

                           Schedule D

                       Bev Partners, L.P.

                Transactions in the Common Stock


                                                Price Per Share
  Date of                 Number of               (including
Transaction        Shares Purchased (Sold)   Commissions, if any)

   4/27/98                  2,470                    $23.770
   5/14/98                  1,204                     26.570
   5/21/98                   852                      25.570
   5/26/98                   860                      25.070






































00126001.AH3